File No. 70-9113


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                          PRE-EFFECTIVE AMENDMENT NO. 2
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                               212 East 6th Street
                              Tulsa, Oklahoma 74119

             (Name of company or companies filing this statement and
                    addresses of principal executive offices)

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                                R. Russell Davis
                                   Comptroller
                      Central and South West Services, Inc.
                               212 East 6th Street
                              Tulsa, Oklahoma 74119

                   (Names and addresses of agents for service)

                                 With a copy to:


Ferd. C. Meyer, Jr., Esq.                         Wilbur C. Delp, Jr., Esq.
Senior Vice President and                         Sidley & Austin
General Counsel                                   One First National Plaza
Central and South West Corporation                Chicago, Illinois 60603
1616 Woodall Rodgers Freeway
Dallas, Texas 75202

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Applicant/Declarant hereby restates its Application/Declaration on Form U-1 in its entirety.

Item 1.  Description of Proposed Transaction

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

INTRODUCTION

                  Central and South West Corporation, a Delaware corporation (the "Company"), proposes to adopt and implement a stockholder rights plan (the "Plan"). Pursuant to the Plan the Board of Directors (the "Board") of the Company would declare a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $3.50 per share (the "Common Stock"), of the Company payable to stockholders of record on a date to be established (the
"Record Date"). As of June 30, 1997 there were 212,235,310 shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the "Rights Agreement"), to be entered into by the Company and Central and South West Services, Inc. ("CSW Services"), as Rights Agent.1 The proposed form of Rights Agreement is filed herewith as Exhibit A-3 and is incorporated by reference herein. A summary of the Rights is included herein under the caption "Description of Rights."

                  The Company is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The Company owns all of the outstanding shares of common stock of four public utility subsidiaries (collectively, the "Electric Operating Subsidiaries"):
Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company. These companies provide electric service to approximately 1.7 million customers in a widely diversified area covering 152,000 square miles in portions of the States of Arkansas, Louisiana, Oklahoma and Texas.

                  Other subsidiaries owned by the Company are CSW Energy,  Inc., which develops and operates independent power and cogeneration projects; CSW International, Inc., which pursues investments in energy ventures internationally and which, indirectly, owns all the outstanding share capital of SEEBOARD p.l.c., one of 12 regional electricity companies in the United Kingdom; CSW Credit, Inc., which purchases the accounts receivable of the Electric Operating Subsidiaries and certain non-affiliated electric utilities; CSW Communications, Inc., which provides communication services to the Electric Operating Subsidiaries and certain non-affiliates; CSW Leasing, Inc., which invests in leveraged leases; EnerShop Inc., which provides energy management services; and Central and South West Services, Inc., which performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power and other services to the Company and its subsidiaries.

REASONS FOR RIGHTS AGREEMENT AND DISTRIBUTION OF RIGHTS

                  Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion, the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when the board has determined that the company's inherent long-term value is inadequately recognized by the marketplace.

                  The electric utility industry is undergoing dramatic technological and regulatory changes, transforming from a highly regulated to a competitive industry. State initiatives to introduce competition for retail customers, and possible federal initiatives regarding retail competition, are compelling a restructuring of the industry. Uncertainty regarding the future and state regulators' focus on reducing retail rates has resulted in depressed market values for certain utilities and increased takeover activity, including hostile or other unwanted takeover bids, further indicating that the Company's stockholders may be at risk of losing the long-term value of the Company.

                  Because the Company is a registered public utility holding company under the Act, acquisitions of more than 5% of the Company's Common Stock, a merger or consolidation of the Company, and certain other transactions (such as sales of assets as part of any takeover attempt) would require Commission approval. Nonetheless, the changing regulatory environment suggests that public utility holding companies, including the Company, and their stockholders are losing to some degree the regulatory protection against hostile acquisitions that they had formerly. Proposals have been introduced in Congress for repeal or amendment of the Act, some of which have been supported by the Commission. Further, in response to state or federal legislation or regulatory requirements or in order to continue to compete in a dynamic utility industry, the Company may in the future pursue possible strategies that would, among other things, have the effect of de-registration or terminating regulation of the Company by the Commission under the Act.

                  Stockholder rights plans have become a widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic proposals. Such a plan would encourage potential acquirors to negotiate with the Board and assist the Board in obtaining the highest value for all of the Company's stockholders, especially in a hostile or unwanted takeover situation. A stockholder rights plan may enhance the probability that a competing offer will emerge. Over 1,700 public companies have adopted rights plans, including about half of the Fortune 500 companies and about 60 utility companies.

                  The Board believes that the Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, the Company's value for its stockholders. In this regard the Rights Agreement is designed to deter attempts to acquire the Company in a manner or on terms which the Board determines are not in the best interests of all stockholders. Specifically, the Rights Agreement is intended to:

              (i) reduce the risk of two-tiered, front-end loaded tender offers or partial tender offers which may not offer fair and equal value to all stockholders of the Company;

             (ii) deter potential accumulators of the Company's shares who (through open market and/or private purchases) may achieve a position of substantial influence, or even control, without paying to the selling or remaining stockholders of the Company an appropriate control premium for their shares;

            (iii) deter potential accumulators of the Company's shares who are only interested in putting the Company into "play"; and

            (iv) preserve for the Company's Board maximum bargaining power and flexibility to deal with hostile acquirors in order to be in a position to maximize value for all stockholders.

                  The Rights Agreement attempts to achieve these goals by confronting a potential acquiror of more than 15% of the Company's outstanding Common Stock with the possibility that the Company's stockholders, by exercising their Rights, will be able to increase substantially such acquiror's cost of acquiring the Company.

                  The Plan may in certain circumstances permit the Board to thwart an inadequate offer. The Plan would also provide the Board a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide its stockholders adequate time to properly assess a takeover bid without undue pressure.

                  However, a Rights Agreement is not designed to prevent a proxy contest to replace members of the Board or frustrate a fair offer for the entire Company. The fiduciary duties of the Board under Delaware law would still require the Board to consider an offer that gives maximum long-term value to all holders of Common Stock and could, under appropriate conditions, require the Board to redeem the Rights and allow the proposed transaction to proceed.2

                  For all of these reasons, the Board believes that the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to the Company's stockholders, would provide appropriate protections for such stockholders from the takeover abuses mentioned above.

DESCRIPTION OF RIGHTS

                  The Rights created under the proposed Rights Agreement would entitle the holders thereof to purchase one-tenth of a share of Common Stock at a price of $50 per whole share of Common Stock (the "Purchase Price"), subject to adjustment. This is equivalent to $5 per one-tenth of one share of Common Stock. The Purchase Price represents the Board's estimation of the long-term value of the Common Stock. Initially, the Rights would not be exercisable and would trade as an integral part of the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and Rights Certificates representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of the Company's Common Stock or of the common stock of the person acquiring the Company until the occurrence of one of the events or transactions described below under the caption "Discount Purchase Right."

                  Triggering Events. The Rights would become exercisable (i.e., Common Stock could be purchased at the Purchase Price pursuant to the Rights) upon the earlier to occur of (i) 10 days after the first public announcement that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's outstanding Common Stock ("Acquisition Event") and (ii) 10 business days (unless extended by the Board of Directors) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Offer Event") (the earlier of (i) and (ii) being referred to as the "Distribution Date").

                  Discount Purchase Right. When the Triggering Event is an Acquisition Event, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive, for each Right exercised, Common Stock having a market value equal to two times the Purchase Price then in effect ("Discount Purchase Right"). When the Triggering Event is an Offer Event, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would be entitled to the Discount Purchase Right once a person or group commencing the tender or exchange offer becomes an Acquiring Person. Notwithstanding the foregoing, Rights may not be exercised following the occurrence of an Acquisition Event or an Offer Event prior to the expiration of the Company's right to redeem the Rights.

                  In the event that, on or after the Distribution Date, (i) the Company is acquired by another person or entity not controlled by the Company ("Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property, or (ii) 50% or more of the Company's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Purchase Price then in effect.

                  Redemption of Rights. The Rights may be redeemed, as a whole, at a Redemption Price of $.01 per Right, subject to adjustment, at the direction of the Board, at any time prior to the earlier of (i) 10 days after the first public announcement that any person has become an Acquiring Person and (ii) the date of final expiration of the Rights. As in the case with most rights plans which are in place, the Rights will expire at the close of business on the tenth anniversary of the record date, unless earlier redeemed or exchanged by the Company as described further herein.

                  Exchange of Shares for Rights. At any time after any person or group shall have become an Acquiring Person and before any person (other than the Company and certain related entities), together with its affiliates and associates, shall have become the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all or any part of the Rights (other than Rights which have become void) at the exchange rate of one share of Common Stock per Right, subject to adjustment.

                  Adjustments to Purchase Price. The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants. Prior to the date on which the Rights become exercisable, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.
                  No adjustment in the Purchase Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  Amendments. Any of the provisions of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights; provided, however, that on or after the Distribution Date the Rights Agreement may not be amended in any manner that would adversely affect the interests of holders of Rights.

                  Adoption and Distribution. The Board has adopted and approved the Rights Agreement subject to the receipt of an appropriate order under the Act from the Commission pursuant to this Declaration on Form U-1. Upon receipt of such an order, the Rights will be distributed as a dividend to the holders of the Company's outstanding shares of Common Stock as of the Record Date.

AUTHORIZATIONS SOUGHT

                  The Company herein seeks authorization to implement the Plan as described in this application-declaration and embodied in the Rights Agreement, including CSW Services acting as Rights Agent thereunder. This would include, among other actions permitted by the Rights Agreement, the following transactions:

         The dividend distribution of the Rights.

         The making of adjustments to the Purchase Price.

         The sale and issuance of Common Stock or other securities of the Company, or the transfer of other assets, upon exercise of the Rights.

         The redemption of Rights, and the issuance of Common Stock or other securities of the Company, or the transfer of other assets, in exchange for Rights.

         Amending of the Agreement as permitted by the terms thereof.

COMPLIANCE WITH RULE 54

                  There will be no proceeds to the Company from the issuance of the Rights. Therefore, no proceeds from the issuance of the Rights will be used by the Company or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaires other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b), and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein thereby satisfying such provision and making Rule 53(c) inapplicable.

                  As of November 15, 1997 the Company's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs was approximately $925 million, or approximately 48% of the Company's "consolidated retained earnings ($1,934 million). The Company thus satisfied Rule 53(a)(1). The Company will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the Electric Operating Subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which the Company directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, the Company will submit a copy of Item 9 and Exhibits G and H of the Company's Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Company's operating utility subsidiaries, satisfying Rule 53(a)(4).

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

None.

(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

(d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

Not applicable.

Item 2.  Fees, Commissions and Expenses

(b) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

                  It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by the Company in connection with the proposed transactions will not exceed $100,000, including $50,000 for outside counsel's fees, $30,000 for printing and mailing costs and $20,000 for miscellaneous other expenses. The charges of CSW Services, a subsidiary service company operating pursuant to Section 13 of the Act and the rules thereunder, will be for services as rendered on a cost basis in connection with its duties as Rights Agent. It is expected that such charges, if any, will be de minimus.

(c) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                  The charges of CSW Services, a subsidiary service company operating pursuant to Section 13 of the Act and the rules thereunder, will be for services as rendered on a cost basis in connection with its duties as Rights Agent. It is expected that such charges, if any, will be de minimus.

Item 3.  Applicable Statutory Provisions

(b) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

                  Sections 6(a), 7, 9(a), 10, 12(c) and 13(b) of the Act and Rules 42, 54 and 87-91 thereunder are believed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.

                  While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves the Rights have no economic value and, therefore, are not a "dividend" out of the Company's capital or capital surplus for the purpose of Section 12(c) of the Act.

                  Because there is no intent that the Rights ever become exercisable, they are regarded more appropriate as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of Common Stock pursuant to the Rights is deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

                  To the extent that the proposed transactions under the Rights Agreement including CSW Service's acting as Rights Agent, are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

(c) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

Not applicable.

Item 4.  Regulatory Approval

(b) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

No State commission and no other Federal commission has jurisdiction over the proposed transactions.

(c) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

None.

Item 5.  Procedure

(b) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

                  The Company requests that the Commission issue its order with respect to the proposed transaction by December 15, 1997.

(c) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

The following exhibits are made a part of this statement:

(b)  Exhibits

 A-1  Second  Restated   Certificate  of   Incorporation   of  the  Company.
(Incorporated by reference to Exhibits 3.1 and 3.2 to the Company's Form 10-Q for the Quarter ended June 30, 1995, File No. 1-1443).

A-2 Bylaws of the Company, as amended. (Incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K, for the year ended December 31, 1990, File No. 1-1443).

A-3 Form of Rights Agreement between the Company and Central and South West Services, Inc., as Rights Agent. (Previously filed).

B-1  Legal Memorandum concerning Rights Plan.  (Previously filed).

F-1 Preliminary Opinion of Sidley & Austin, special counsel to CSW. (Filed herewith).

G-1  Proposed Notice pursuant to Rule 22(f).  (Previously filed).

G-2 Financial Statements as of June 30, 1997 and Financial Data Schedules. (Previously filed).

(c)  Financial Statements

(Included as Exhibit G-2 above).

Item 7.  Information as to Environmental Effects

(b) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

                  As  more  fully   described   in  Item  1(a),   the   proposed
transactions subject to the jurisdiction of the Commission involve no major federal action significantly affecting the human environment.

(c) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

                  To the best of CSW's and CSW Services's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

--------
1 As Rights Agent, CSW Services practically has no active duties unless the Rights become, if ever, exercisable, at which time the Rights Agent performs or causes to be performed services similar to a stock transfer agent.
CSW Services is the transfer agent for the Common Stock.

2 If a court of competent jurisdiction applying Delaware law issued a final and non-appealable judgment or decree holding or declaring any term, provision or restriction of the Rights Agreement (or substantively similar term, provision or restriction of a similar rights agreement) invalid, void or unenforceable, CSW would take appropriate action with respect to the Rights Agreement, which may include amending the Rights Agreement, not implementing such term, provision or restriction in accordance with Section 31 of the Rights Agreement, or redeeming the Rights in any case in accordance with the Rights Agreement.

                                   SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             CENTRAL AND SOUTH WEST CORPORATION



                             By: /s/WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer



                             CENTRAL AND SOUTH WEST SERVICES, INC.



                             By: /s/ WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer



Date:  November 21, 1997